March 10, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

       Re: Accolade, Inc.
           Registration Statement on Form S-1
           Filed February 28, 2020
           File No. 333-236786

Dear Mr. Singh:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2020 letter.

Registration Statement on Form S-1

Prospectus Summary
Estimated Preliminary Results for the Fiscal Year Ended February 29, 2020 (unaudited), page 9

1. Please present per share amounts on an estimated preliminary historical and pro forma basis for a fulsome and balanced presentation. Additionally, provide qualitative disclosure of any material variances between the estimated preliminary fiscal 2020 and corresponding historical fiscal 2019 data that provides useful information to investors.
 Rajeev Singh
Accolade, Inc.
March 10, 2020
Page 2
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 96

2. Please revise the discussion you provided in response to prior comment 2 to describe how the payment terms were changed and why, and whether the changed terms will continue to materially impact your operating cash flows.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Doug Jones at (202) 551-3309 or Keira Nakada at (202) 551-3659 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-8071 with any other questions.



FirstName LastNameRajeev Singh                              Sincerely,
Comapany NameAccolade, Inc.
                                                            Division of
Corporation Finance
March 10, 2020 Page 2                                       Office of Trade &
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FirstName LastName